Exhibit 99.129

DeFi Technologies’ Subsidiary Valour Inc. and The Hashgraph Association (THA) Celebrate Successful Launch of the World’s First Valour Hedera (HBAR) ETP at the Börse Frankfurt (Zertifikate) Exchange Closing Bell Ceremony

●	Closing Bell Ceremony: The celebration at Börse Frankfurt’s main trading floor, with participation from Valour Inc. and The Hashgraph Association, drew attention from key industry leaders and investors, marking the debut of the world’s first Valour Hedera (HBAR) ETP (Exchange Traded Product), under ISIN: CH1213604528.

●	Expansion of Certificate ETPs and world’s first certificate bell-ringing: DeFi Technologies’ subsidiary, Valour Inc., announced a new product offering launching the Valour Hedera (HBAR) Exchange Traded Product (ETP) in collaboration with The Hashgraph Association (THA) – a Swiss-based organisation focused on empowering a digital future for all by leveraging Hedera’s eco-friendly distributed ledger technology (DLT) that is governed by the world’s leading organisations.

●	Hedera’s Significance: Hedera is a leading decentralised and open-source public network, notable for its energy-efficient Proof-of-Stake (PoS) consensus mechanism. It is governed by a council of independent, global organisations consisting of Fortune 500 enterprises and prestigious universities, including major corporations such as Google, IBM, Boeing, Dell, Deutsche Telekom, Standard Bank, and LG Electronics. HBAR, the native currency of Hedera, is used for network utilisation fees and network security and ranks amongst the world’s top thirty cryptocurrencies globally with a market capitalisation of $3.1 Billion[1].

TORONTO, June 19, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched the Valour Hedera (HBAR) ETP. In collaboration with The Hashgraph Association (THA), a Swiss-based organisation at the forefront of digital enablement and the empowerment of enterprise-grade solutions and decentralised applications on the Hedera network, this landmark event was celebrated with a Closing Bell Ceremony at the Frankfurt Stock Exchange’s main trading floor, on June 18. This bell ringing event commemorated the very first certificate exchange traded product Börse Frankfurt for a cryptocurrency.

The closing bell ceremony at Börse Frankfurt marked the debut of the Valour Hedera (HBAR) ETP, drawing the attention of key industry leaders and investors. This new product underscores Valour’s commitment to expanding its portfolio of ETPs and enhancing market accessibility for digital assets on traditional exchanges.

1 https://coinmarketcap.com

“As we launch the world’s first Hedera (HBAR) ETP, we’re not just offering an investment product; we’re providing a gateway for investors to easily access and leverage the robust capabilities of the Hedera network,” stated Elaine Buehler, Head of Product at Valour Europe AG. “This product simplifies the process, enabling investors to participate in the future of enterprise blockchain technology with unprecedented ease and security.”

The Valour Hedera (HBAR) ETP is a significant addition to Valour’s range of offerings, designed to provide institutional investors with secure and straightforward access to Hedera’s native cryptocurrency, Hedera HBAR. This launch is part of Valour’s broader strategy to increase the availability of digital asset products on traditional exchanges.

Hedera HBAR is the native, energy-efficient cryptocurrency of the public Hedera DLT network. Hedera HBARs are used to pay application transaction fees and protect the network from attack through proof-of-stake and its asynchronous byzantine fault tolerant (aBFT) hashgraph consensus algorithm. HBAR has a market capitalisation of approximately US$3.7 billion and ranks among the top 30 cryptocurrencies globally according to CoinMarketcap.

Hedera is a decentralised, open-source, proof-of-stake public ledger that utilises the leaderless, asynchronous Byzantine Fault Tolerance (aBFT) hashgraph consensus algorithm. It is governed by a collusion-resistant, decentralised council of leading enterprises, universities, and Web3 projects from around the world. Hedera is built differently from other blockchains. It has high throughput with fast finality; low, predictable fees; fair transaction ordering with consensus timestamps; and a robust codebase that ensures scalability and reliability at every layer of its network infrastructure. Hedera is governed responsibly by the world’s leading organisations to ensure the network is collusion-resistant.

“The Hashgraph Association is pleased to engage with Valour to launch this first ever Valour Hedera (HBAR) ETP out of Europe. This achievement is in line with our aim to bring institutional investors to Web3 and to enable them to invest in bankable digital assets as an innovative and alternative investment for portfolio diversification. Investors are able to enter the digital assets realm through this structured and regulatory compliant ETP offered by Valour. For the environmentally conscious and ESG investor, HBAR is also the world’s most energy-efficient utility token used for paying application transaction fees and protecting the Hedera distributed ledger technology (“DLT”) network.” says Stefan Deiss, Co-Founder & Board Director of The Hashgraph Association.

“The launch of Valour Hedera (HBAR) represents a double world premiere. For the first time, the crypto asset Hedera can be integrated into any traditional portfolio or bank account as easily and transparently as any other share or bond. Additionally, for the first time ever, the bell for a crypto ETP will be rung in the certificates area of the Frankfurt Stock Exchange. We are very grateful to The Hashgraph Association for selecting us for such a world premiere,” added Marco A. Infuso, Chief Sales Officer at Valour Europe AG.

###

About The Hashgraph Association

The Hashgraph Association is at the forefront of the digital enablement and empowerment of organisations through the broad adoption of Hedera-powered enterprise-grade solutions and decentralised applications, which includes supporting and funding of training, innovation, and venture building programs globally. As a non-profit organisation headquartered in Switzerland, The Hashgraph Association provides funding for innovation, research, and development that enables economic inclusion and a digital future for all, with a positive environmental, social, and governance (ESG) impact. For further information about The Hashgraph Association, visit www.hashgraph-association.com.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Hedera (ETP), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Valour Hedera (HBAR) ETP; Hedera HBAR; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Disclaimer: The Hedera logo and Trademark are used to refer to the Hedera network and its native cryptocurrency, HBAR. Hedera is a registered trademark of Hedera Hashgraph, LLC, all rights reserved. Hedera nor any of the Hedera governing council members have participated in the creation of this regulated ETP in Europe.

# # #

For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer
ir@defi.tech
(323) 537-7681

4